March 4, 2009
Via EDGAR and U.S. Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F St., N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director Mr. Kyle Moffatt, Accountant Branch Chief Mr. Michael Henderson, Senior Staff Accountant

Re:	Oplink Communications, Inc.
Form 10-K for the fiscal year ended June 29, 2008
Filed November 12, 2008
Form 8-K/A dated October 31, 2007, filed January 11, 2008
File No. 0-31581
Dear Messrs. Spirgel, Moffatt and Henderson:
          This letter responds to your letter dated February 10, 2009 setting forth comments from the staff of the Division of Corporation Finance to our periodic reports under the Securities and Exchange Act of 1934, as amended. For the staff’s convenience, we have recited the comments in bold type and have followed each comment with our response.
Form 10-K for the fiscal year ended June 29, 2008
Note 7 — Net Assets Held for Sale and Other Assets, page F-30
1.	We note that the carrying value of the land and building on your balance sheet was approximately $22.2 million. We further note that the total sales price approximately 6 months later was $28 million. Please tell us whether the value of the land and building was recorded at fair value as a result of your allocation of the purchase price for the OCP acquisition. In this regard, it is unclear how you valued the land and building that was already listed for sale at the time of your acquisition of OCP.

Thank you for the comment. The carrying value of $22.2 million for the land and building on our consolidated June 30, 2007 balance sheet was determined as the sum of: (i) the fair value of the property as determined by a third-party appraisal, or $24 million, times our 58% ownership percentage; plus (ii) the carrying value of the property on OCP’s balance sheet, or $19.7 million, times the 42% minority interest percentage.

U.S. Securities and Exchange Commission
March 4, 2009

Form 8-K/A dated October 31, 2007, filed January 11, 2008
Exhibit 99.3
3. Pro Forma Adjustments
2.	We note that you included a fair value adjustment of $4.1 million to the inventories balance. Provide us with more specific details of the nature of this adjustment and your reasons for making it. Also, tell us how it was accounted for in your historical financial statements.

Thank you for the comment. The adjustment of $4.1 million was made to adjust (i) the carrying value of finished goods to expected selling price less a reasonable profit allowance for the selling effort, (ii) work-in-process to expected selling price including cost to complete less a reasonable profit allowance for the selling effort and (iii) the carrying value of raw materials to current replacement cost. This adjustment took into consideration Oplink’s intent to exit certain of OCP’s product lines and was accounted for as part of the purchase price allocation in our consolidated financial statements. We engaged a third-party appraisal firm to conduct an analysis of the fair value of OCP’s inventory as of October 31, 2007, the closing date of the merger.

In addition, Oplink Communications, Inc. (the “Company”), hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          Should you have any questions or comments concerning this response to your comment letter, please contact me at (510) 933-7233 or Stephen Welles, our General Counsel, at (510) 933-7289.
Sincerely,
/s/ Shirley Yin
Chief Financial Officer